EX-4cc

APPROVED

[2900 Westchester Avenue
Purchase, New York 10577]

4 YEAR WITHDRAWAL CHARGE SCHEDULE ENDORSEMENT

This endorsement is made a part of the Contract to which it is attached and is effective on the Issue Date. To the extent any provisions contained in this endorsement are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this endorsement will control. The benefits described in this endorsement will cease upon termination of the Contract. This 4 Year Withdrawal Charge Schedule Benefit may only be elected prior to the Issue Date.

PLEASE NOTE THAT, DUE TO YOUR SELECTION OF THE 4 YEAR WITHDRAWAL CHARGE SCHEDULE ENDORSEMENT, YOU CANNOT MAKE PREMIUM PAYMENTS INTO YOUR CONTRACT AFTER THE FIRST CONTRACT YEAR.

The Contract is amended as follows:

The CONTRACT DATA PAGE is amended by the addition of the following:

1.	The following language is added:

"4 Year Withdrawal Charge                                                           On an annual basis, this charge equals [0.40%] of the
Schedule Charge:                                                           daily net asset value of the Investment Divisions and is
                                                           assessed in the first four (4) Contract Years."

2.	The Withdrawal Charge schedule is deleted and replaced with the following schedule:

"Withdrawal Charge:	Completed Years Since Receipt of Premium	Withdrawal Charge Percentage

	0	6.5%
	1	5.0%
	2	3.0%
	3	2.0%
	4+	0.0%"

Signed for the Jackson National Life Insurance Company of New York

President and Chief Executive Officer